FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of (February 2017)

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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This announcement contains inside information
20 February 2017 07:00GMT
ASTRAZENECA ENTERS AGREEMENT WITH TERSERA THERAPEUTICS FOR ZOLADEX IN THE US AND CANADA
AstraZeneca to receive upfront payment and sustainable and ongoing sales-based income
Agreement expands the commercial potential of Zoladex in US and Canada

AstraZeneca today announced that it has entered into an agreement with TerSera Therapeutics LLC (TerSera) for the commercial rights to Zoladex (goserelin acetate implant) in the US and Canada. Zoladex is an injectable luteinising hormone-releasing hormone agonist, used to treat prostate cancer, breast cancer and certain benign gynaecological disorders. It was first approved in the US and Canada in 1989.
TerSera will pay AstraZeneca $250 million upon completion. AstraZeneca will also receive sales-related income through milestones totalling up to $70 million, as well as recurring quarterly sales-based payments at mid-teen percent of Product Sales. AstraZeneca will also manufacture and supply Zoladex to TerSera, providing a further source of ongoing income from Zoladex in the US and Canada.
Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca said: "This agreement allows us to retain a significant share of the value of Zoladex in the US and Canada, while concentrating our resources on our innovative New Oncology medicines. It also ensures patients have continued access to Zoladex, with TerSera's dedicated focus helping to expand the potential of this important medicine."
Ed Fiorentino, Chairman and CEO of TerSera Therapeutics, said: "We are very pleased to be partnering with AstraZeneca, and investing in the future growth of Zoladex, which continues to be a mainstay of treatment for its indicated uses."
Financial considerations
In 2016, Product Sales for Zoladex were $69 million in the US and Canada, and $816 million globally. AstraZeneca will continue to commercialise Zoladex in all markets outside the US and Canada. The transaction is expected to complete in the first quarter of 2017, subject to customary closing conditions. AstraZeneca will maintain a significant ongoing interest in Zoladex in the US and Canada through the sustainable and ongoing income from the upfront, milestone, quarterly sales-based and supply payments received from TerSera. The $250 million upfront, $70 million milestone payments and double-digit percentage quarterly sales-based payments received from TerSera will be reported as Externalisation Revenue in the Company's financial statements.
The agreement does not include the transfer of any AstraZeneca employees or facilities and does not impact AstraZeneca's financial guidance for 2017.
About TerSera Therapeutics LLC
TerSera Therapeutics LLC acquires, develops and markets specialty pharmaceutical products with a focus on select therapeutic areas. Its mission is to provide products which truly make a difference for patients. For more information about TerSera Therapeutics, please visit www.tersera.com.
About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
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Rob Skelding	UK/Global	+44 203 749 5821
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Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277
Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
Date: 20 February 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary